# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelis Insurance Holdings Limited, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001838970

## Reporting persons
- CVC Falcon Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 8,597,170; sole dispositive power 0; shared dispositive power 8,597,170; aggregate amount beneficially owned 8,597,170 (8.3% of the class)
- CVC Capital Partners VI Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 8,597,170; sole dispositive power 0; shared dispositive power 8,597,170; aggregate amount beneficially owned 8,597,170 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Fidelis Insurance Holdings Limited
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) CVC Falcon Holdings Limited
27 Esplanade, St Helier
Jersey JE1 1SG, Channel Islands
Citizenship: Jersey

(ii) CVC Capital Partners VI Limited
27 Esplanade, St Helier
Jersey JE1 1SG, Channel Islands
Citizenship: Jersey

The Reporting Persons have previously entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, CVC Falcon Holdings Limited directly held 8,597,170 Common Shares, par value $0.01 per share ("Common Stock") of Fidelis Insurance Holdings Limited (the "Issuer"). Calculations of the percentage of shares of Common Stock beneficially owned are based on 103,026,764 shares of Common Stock outstanding as of September 30, 2025, as disclosed in Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 12, 2025. Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Stock listed on such Reporting Person's cover page.

CVC Falcon Holdings Limited is wholly owned by certain investment funds managed by CVC Capital Partners VI Limited. As a result, CVC Capital Partners VI Limited may be deemed to beneficially own the securities directly held by CVC Falcon Holdings Limited. CVC Capital Partners VI Limited is managed by a four member board of directors that exercises voting and investment authority with respect to the Common Stock. The approval of a majority of such directors is required to make any investment or voting decision with regard to the Common Stock.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that CVC Capital Partners VI Limited is the beneficial owner of Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and CVC Capital Partners VI Limited expressly disclaims beneficial ownership of such shares of Common Stock.
Percent of class: As of December 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CVC Falcon Holdings Limited: /s/ Jean-Claude Bonfrer, Jean-Claude Bonfrer, Director (02/17/2026)
- CVC Capital Partners VI Limited: /s/ Victoria Cabot, Victoria Cabot, Director (02/17/2026)